                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.       Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NEUROCHEM INC.
June 22, 2006

                                  By:    /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                                                  NEUROCHEM INC.
                                                      275, Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                                 Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________




FOR FURTHER INFORMATION PLEASE CONTACT:

Lise Hebert, PhD                                           Tel: (450) 680-4573
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------


           EPRODISATE (FIBRILLEX(TM)) DATA PRESENTED AT THE MEETING OF
                 THE EUROPEAN LEAGUE AGAINST RHEUMATISM (EULAR)
              DR. HAZENBERG RECEIVES PRESTIGIOUS AWARD ON BEHALF OF
                     EPRODISATE (FIBRILLEX(TM)) STUDY GROUP



AMSTERDAM (NETHERLANDS), JUNE 22, 2006 -- Results from Neurochem's (NASDAQ:
NRMX; TSX: NRM) two-year Phase II/III clinical trial for eprodisate (Fibrillex(TM)), its investigational product candidate for the treatment of Amyloid A (AA) amyloidosis, will be presented this week during the annual meeting of the European League Against Rheumatism (EULAR) by Bouke P.C. Hazenberg, MD, Division of Rheumatology, Department of Medicine, University Hospital, Groningen, the Netherlands, and an investigator for the Phase II/III clinical trial.

"The benefits of Fibrillex(TM) to patients during this clinical trial are clinically important especially in terms of preserving kidney function. In addition, its safety profile, comparable to placebo, is very encouraging," said Dr. Hazenberg. "With a potential treatment on the horizon and effective means of diagnosis available, there is a good chance that patients who demonstrate symptoms will be identified more easily."

Dr. Hazenberg, on behalf of the eprodisate (Fibrillex(TM)) Study Group, received a clinical science award for the research on the efficacy and safety of eprodisate (Fibrillex(TM)) in the treatment of patients with AA amyloidosis. The prestigious EULAR/Abbott Award is given to lead investigators of the 12 most highly rated abstracts out of the thousands that were submitted to the organization. Six of the abstracts are in the field of basic science research and an equal number, applicable to Dr. Hazenberg's case, involve research in clinical medicine. This award was presented during Wednesday evening's opening ceremony by EULAR President, Professor Tore K. Kvien, MD.

A poster also to be presented at EULAR by Dr. Hazenberg, assesses the diagnostic performance of quantifying AA protein in fat tissue of all the patients in the study and suggests that fat aspiration biopsy is a simple and reliable method for diagnosing amyloidosis with minimum risks for patients.

Copies of the presentations are available upon request.

ABOUT AA AMYLOIDOSIS

AA amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with long standing chronic inflammatory disorders, chronic infections and inherited diseases such as Familial Mediterranean Fever. The kidney is the organ most frequently affected by AA amyloidosis, and progression to dialysis and end-stage renal disease is the most common cause of death in this disease. New approaches to treatment for AA amyloidosis are urgently needed due to lack of specific therapies.


ABOUT EPRODISATE (FIBRILLEX(TM))

Eprodisate (Fibrillex(TM)) has been shown to reduce amyloid deposition in a mouse model of the disease. Results from a completed Phase II/III clinical trial with AA amyloidosis patients found eprodisate (Fibrillex(TM)) to have a favorable clinical benefit on renal function/all-cause mortality. The product candidate was well tolerated and the adverse events profile of eprodisate (Fibrillex(TM)) was comparable to placebo.


ABOUT REGULATORY SUBMISSION STATUS OF EPRODISATE (FIBRILLEXTM)

While there is no specific treatment approved for use, the new drug application for eprodisate (Fibrillex(TM)) for the treatment of AA amyloidosis has been filed and received priority review by the US Food and Drug Administration (FDA) last April. The FDA is expected to render a decision on eprodisate (Fibrillex(TM)) around mid-August 2006. Neurochem expects to submit a Marketing Authorization Application to the European Medicines Agency (EMEA) in the fall of 2006.

Neurochem has an exclusive collaboration and distribution agreement for eprodisate (Fibrillex(TM)) with Centocor, Inc.


ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of the US Food and Drug Administration (FDA) Continuous Marketing Application Pilot 1 and Pilot 2 programs. In April 2006, the FDA filed and granted the eprodisate (Fibrillex(TM)) new drug application priority review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

FOR ADDITIONAL INFORMATION ON NEUROCHEM AND ITS DRUG DEVELOPMENT PROGRAMS, PLEASE CALL THE NORTH AMERICAN TOLL-FREE NUMBER 1 877 680-4500 OR VISIT OUR WEB SITE AT WWW.NEUROCHEM.COM.


This news release contains forward-looking statements regarding eprodisate (Fibrillex(TM)), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve eprodisate (Fibrillex(TM)) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.